                                                                    EXHIBIT 99.1


                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

ITEM 1.  NAME AND ADDRESS OF COMPANY

         Western Silver Corporation (the "Company")
         Suite 1550, 1185 West Pender Street
         Vancouver, British Columbia V6E 4E6

ITEM 2.  DATE OF MATERIAL CHANGE

         November 26, 2004

ITEM 3.  NEWS RELEASE

         Issued November 29, 2004 and distributed through the facilities of Global Investors and SEDAR.

ITEM 4.  SUMMARY OF MATERIAL CHANGE

         The Company announced that it has filed a preliminary short form prospectus with the securities regulatory authorities in each of the provinces in Canada relating to a proposed public offering of common shares (the "Offering") and has filed a registration statement relating to these securities with the Securities and Exchange Commission in the United States.

         Orion Securities Inc. and CIBC World Markets Corp. are acting as co-lead managers for the Offering, with Kingsdale Capital Markets Inc. acting as co-manager.

         The proceeds of the Offering are currently expected to be used to fund the development of the Penasquito Project and for general corporate purposes.

         A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

         See attached news release

ITEM 6.  RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

         Not applicable.

ITEM 7.  OMITTED INFORMATION

         No information has been omitted on the basis that it is confidential information.

ITEM 8.  EXECUTIVE OFFICER

         Contact:      Jeffrey Giesbrecht, V.P. Legal
         Telephone:    (604) 684-9497

ITEM 9.  DATE OF REPORT

         DATED at Vancouver, British Columbia, this 29th day of November, 2004.

[WESTERN SILVER CORPORATION LOGO]


AMEX.WTZ                                               TSE.WTC
1550 - 1185 West Georgia St.                           Tel: (604) 684-9497
Vancouver, B.C.                                        Fax: (604) 688-4670
Canada V6E 4E6                                         www.westernsilvercorp.com

--------------------------------------------------------------------------------

                                  NEWS RELEASE

                                                             Release 14-2004

November 29, 2004                                       Trading Symbol:  WTC:TSX
                                                                        WTZ:AMEX

FOR IMMEDIATE RELEASE

             WESTERN SILVER ANNOUNCES CROSS BORDER EQUITY FINANCING

Western Silver Corporation, Vancouver, B.C., November 29th -- Western Silver Corporation (TSX:WTC, AMEX:WTZ) today announced that it has filed a preliminary short form prospectus with the securities regulatory authorities in each of the provinces in Canada relating to a proposed public offering of common shares (the "Offering") and has filed a registration statement relating to these securities with the Securities and Exchange Commission in the United States.

Orion Securities Inc. and CIBC World Markets Corp. are acting as co-lead managers for the Offering, with Kingsdale Capital Markets Inc. acting as co-manager. A copy of the Canadian preliminary prospectus related to the Offering can be obtained from Orion Securities Inc., 181 Bay Street, Toronto, Ontario, by fax at 416-848-3593, or from CIBC World Markets Inc. by fax at 416-594-7242. Copies of the U.S. preliminary prospectus relating to the Offering may be obtained from CIBC World Markets Corp., 417 Fifth Avenue, New York, New York 10016, fax: 212-667-6136, e-mail: useprospectus@us.cibc.com.

The proceeds of the Offering are currently expected to be used to fund the development of the Penasquito Project and for general corporate purposes.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Western Silver Corporation is a publicly-traded mineral exploration company focused on discovering and developing silver properties in the Americas. The Company's primary project, the 100%-owned Penasquito property, is located in central Mexico, an emerging silver-gold-lead-zinc district. Western Silver also has an interest in the San Nicolas zinc-copper project in Mexico with Teck Cominco Limited and owns the Carmacks copper project in the Yukon.

On behalf of the board,
"Dale Corman"
F. Dale Corman
Chairman and C.E.O.

Contact: Gerald Prosalendis, VP Corporate Development, 604-694-2740

                                                                         14-2004
                                                                          Page 2

Cautionary Statement


This document contains numerous forward-looking statements relating to the Company's silver and gold mining business. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company's control. Operating, exploration and financial data, and other statements in this document are based on information the Company believes reasonable, but involve significant uncertainties as to future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, the completion and/or updating of mining feasibility studies, changes that could result from the Company's future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries, as well as other uncertainties and risk factors set out in the Company's filings from time to time with the SEC, including, without limitation, the Company's reports on Form 20-F and Form 6-K. Actual results and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.


"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this press release regarding the Company's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's Annual Report or Form 20-F for the most recently ended fiscal year.












The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management. Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filings with the Securities and Exchange Commission.